FSB PREMIER WEALTH MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$468,225
Receivables from clearing organization	41,901
Marketable securities owned	527,940
Prepaid expenses	10,347
Furniture and equipment, net of accumulated depreciation of $6,902	-
TOTAL ASSETS	**$1,048,413**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued compensation and benefits	$285,832
Other liabilities	16,100
Total liabilities	301,932

STOCKHOLDER'S EQUITY

Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	454,805
Retained earnings	288,974
Total stockholder's equity	746,481
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$1,048,413**

See notes to financial statements.